Exhibit 99.2

Immuron Limited	Corporate Governance Statement

30 June 2021

This Corporate Governance Statement of Immuron Limited (the “Company”) is prepared in accordance with ASX Listing Rule 4.10.3. It is for the financial year ended 30 June 2021 and is accurate and up to date as at 30 September 2021 and has been approved by the Board.

Contents

Introduction

Principle 1: Lay solid foundations for management and oversight

Principle 2: Structure the Board to add value

Principle 3: Act ethically and responsibly

Principle 4: Safeguard integrity in corporate reporting

Principle 5: Make timely and balanced disclosure

Principle 6: Respect the rights of shareholders

Principle 7: Recognise and manage risk

Principle 8: Remunerate fairly and responsibly

Introduction

The Board and Management of the Company are committed to maintaining high standards of ethics, integrity and statutory compliance in all Company dealings, and all dealings of its controlled entities, collectively referred to as the “Group”.

The Corporate Governance Statement describes the Company’s Corporate Governance Framework in accordance with the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations (4 Edition) published on 27 February 2019 (“the ASX Principles and Recommendations”), by reference to each of the stated principles. The Corporate Governance Statement identifies where certain recommendation were not followed for the entire reporting period.

The Corporate Governance Statement complements, and should be read in conjunction with, information contained in the Company’s Annual Report and governance documents, which are available on the Company’s website at www.immuron.com.au/corporate-directory-and-governance/.

Principle 1: Lay solid foundations for management and oversight

The Board

The Board is responsible for the overall governance, management and strategic direction of the Company. The responsibilities of the Board are described in the Board Charter, which is available at www.immuron.com.au/corporate-directory-and-governance/. Management is responsible for the day-to- day operation of the Company, which it undertakes within a framework of specific delegated authority and approval limits.

The Board undertakes appropriate checks before appointing a person as a Director, or putting forward to shareholders a candidate for election as a Director. The Company provides shareholders with all material information in its possession relevant to a decision on whether or not to elect or re-elect a director. The Company has a written agreement with each Director and senior executive setting out the terms of their appointment.

Corporate Governance Statement

All Directors have access to the Company Secretary, who is appointed and dismissed by the Board. The Company Secretary is accountable to the Board, through the Chair, on all governance matters and the proper functioning of the Board.

Board Performance

The Board considers the ongoing development and improvement of its own performance, the performance of Board committees and individual directors and as critical to effective governance.

The Board utilises an online, confidential Board performance review questionnaire as part of its Board performance review. The performance of the Board, Board committees and individual directors is reviewed at least every year by the Board as a whole, and assists with the review of the current and anticipated future composition and skills mix of the directors of the Company. A performance review as described above occurred during the reporting period.

Performance of Executives

The performance of each executive is formally assessed each year and reviewed by the Remuneration and Nomination Committee and the Board. Details are contained in the Remuneration Report, which is included in the Annual Report available at www.immuron.com.au/company-securities-exchange-announcements/.

Diversity

The Company’s Diversity Policy is available on the Company’s website at www.immuron.com.au/corporate- directory-and-governance/. The Policy is reviewed by the Board annually to ensure it remains appropriate and is operating effectively.

The Company values diversity amongst its personnel and the valuable contribution that diversity can make to the Company.

The Company is an equal opportunity employer and aims to recruit staff at all levels from as diverse a pool of qualified candidates as reasonably possible based on their skills, qualifications and experience. Executive and Board positions are filled by the best candidates available without bias or discrimination.

The Board believes that multicultural diversity and other diversity factors are equally important as gender diversity within the organisation. The Board has not set measurable objectives with regard to gender diversity as the Board is currently satisfied with the level of diversity within the Company, noting the very small number of personnel in the organisation.

Gender diversity of the Company’s workforce at the date of this report appears in the table below.

	Total	No. of men	% men	No. of women	% women
Directors	4	4	100	0	0
Senior executives	1	1	100	0	0
Employees	9	5	56	4	44
Whole organisation	14	10	71	4	29

The Company is below the threshold of 100 employees for reporting under the Workplace Gender Equality Act 2012.

Corporate Governance Statement

Principle 2: Structure the Board to add value

As noted in response to ‘Principle 1: Lay solid foundations for management and oversight’ above, the Board operates in accordance with its charter which is available at www.immuron.com.au/corporate-directory- and-governance/.

It is Board policy that a majority of Non-Executive Directors, including the Chairman, should be independent and free of any relationship that may conflict with the interests of the Company.

Each Director is required to provide advance notice of any actual or potential conflict of interest relating to business planned to be considered by the Board.

Skills, experience, expertise of each director

As noted in response to Principle 1 above, the Board annually reviews its own composition, skills and capability. The Company encourages and supports directors to maintain and expand their own professional development consistent with the needs of the Company. The Company has a programme for inducting new directors.

Details of each current Director’s skills, experience and expertise is set out in the directors' report along with the term of office held by each of the directors and whether the Company considers the director to be independent.

The Board skills and experience matrix reflect the skills and experience of the Directors in office at the date of this report.

Board Skills and Experience Matrix		Total		Total
Senior management experience			Professional qualifications
CEO / MD		1	Economics	1
CFO / Finance		0	Engineering	0
COO / Operations		0	Finance	0
Other C-Level Mgt (inc. Co Sec)		2	Humanities / Public Policy	0
Industry	– same as Company	3	Law	1
	– other	0	Medicine / Healthcare / Research	2
			MBA	1
			AICD Member, Graduate or Fellow	0
Directorships (current and previous)			Gender
Industry	– same as Company	4	Female	0
	– other	2	Male	4
Tenure	– 10 + years	2
	– under 10 years	4
Geographic experience (executive and director)			Relevant professional experience (executive and director)
Australia		4	less than 10 years	1
Developed countries		4	10 to 19 years	1
Developing countries		0	20 to 29 years	2
			30 + years	0

Corporate Governance Statement

Board Committees

The Board has established Board Committees to provide for more detailed analysis of key issues and interaction with Management. Each Committee reports its recommendations to the next Board meeting. The current Committees are:

●	Audit and Risk Committee

●	Remuneration and Nomination Committee.

The charter for each Committee is available at www.immuron.com.au/corporate-directory-and- governance/.

Audit and Risk Committee

The Audit and Risk Committee comprises two members, all of whom are independent Non-Executive Directors, and it is chaired by an independent Director who is not the Chair of the Board. Whilst the ASX Principles and Recommendations recommend that an audit committee have at least three members, the Board considers the composition of the Audit & Risk Committee to be sufficient at this stage of the Company’s development and the demands on the Directors.

The role of the Audit and Risk Committee is to assist and advise the Board on matters relating to:

●	financial reporting

●	risk management

●	evaluation of the effectiveness of the financial control environment

●	review of the external audit function

The CEO attends Audit & Risk Committee meetings by invitation.

Remuneration & Nomination Committee

The Remuneration and Nomination Committee comprises two members, all of whom are independent Non- Executive Directors, and it is chaired by an independent Director. Whilst the ASX Principles and Recommendations recommend that a Remuneration & Nomination Committee have at least three members, the Board considers the composition of the Remuneration & Nomination Committee to be sufficient at this stage of the Company’s development and the demands on the Directors.

The primary role of the Remuneration and Nomination Committee is to assist and advise the Board on matters relating to:

●	the overall remuneration strategies and policies of the Company

●	the remuneration of the CEO, their senior executive direct reports, employees of the Company, and Non-Executive Directors

●	matters relating to the composition, structure, succession planning and performance of the Board.

The CEO attends Remuneration & Nomination Committee meetings by invitation.

Attendance at meetings and engagement with the business

Details of the number of scheduled meetings of the Board and each standing Committee during the year, and each Director’s attendance at those meetings, are set out in the Directors’ Report contained in the Annual Report, available at www.immuron.com.au/company-securities-exchange-announcements/. Every Director has a standing invitation to attend any Committee meeting and to receive Committee papers.

Corporate Governance Statement

Independent professional advice and access to Company information

As specified in the Board Charter and individual letters of appointment, Directors have the right of access to all Company information and to the Company’s Management. Subject to prior consultation with the Chairman, Directors may seek independent advice, at the Company’s expense, on any issue of particular concern from a suitably qualified adviser.

Procedures are in place to record and publicly report each Director's shareholdings in the Company, as disclosed annually in the Directors’ Report, available at www.immuron.com.au/corporate-directory-and- governance/. Changes in Directors’ shareholdings during the year are reported to the ASX in accordance with the Listing Rules.

Principle 3: Act ethically and responsibly

The Board and Management are committed to maintaining an organisational culture where the Company acts lawfully, ethically and responsibly.

Directors and employees of the Company are required to act lawfully, ethically and responsibly in accordance with the highest standards of honesty and integrity in such a way as to safeguard and protect the performance and reputation of the Company.

The Board is preparing a set of corporate values for the Company due to be finalised in FY22.

The Company has a code of conduct for directors, senior executives and employees, which is available at www.immuron.com.au/corporate-directory-and-governance/. The relevant de-identified details of any material breaches reported under the Code are reported to the Board.

The Company has a whistle-blower policy which is available at www.immuron.com.au/corporate-directory- and-governance/. The relevant de-identified details of any material incidents reported under that policy are reported to the Board.

The Company has an anti-bribery anti-corruption policy which is available at www.immuron.com.au/corporate-directory-and-governance/. The relevant details of any material breaches reported under that policy are reported to the Board.

Principle 4: Safeguard integrity in corporate reporting

The Company has an Audit and Risk Committee which functions include responsibility on behalf of the Board for reviewing the integrity of financial reporting. The composition and role of the Audit and Risk Committee are set out under ‘Principle 2: Structure the Board to add value’.

The Board is responsible for the appointment of the external auditor, as recommended by the audit committee. The Audit and Risk Committee reviews the performance of the external auditor on an annual basis and makes any recommendations arising from the review to the Board.

The Company's external auditor attends each annual general meeting and is available to answer any questions with regard to the conduct of the audit of the financial statements and their report.

Prior approval of the Board must be gained for non-audit work to be performed by the external auditor. There are qualitative limits on this non-audit work to ensure that the independence of the auditor is maintained.

Before approving the Company’s financial statements, the Board receives from the CEO and CFO a declaration that, in their opinion, the financial records of the entity have been properly maintained and that the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the entity and that the opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

Corporate Governance Statement

The Company has established practices to ensure that Company announcements (including the annual directors’ report) are accurate, balanced and understandable and provide investors with appropriate information to make informed investment decisions. Management coordinates the form of disclosure and verifies the accuracy of the information contained in announcements. Where necessary and possible, the Chair of the Board and Directors available at that time are consulted on announcements.

Principle 5: Make timely and balanced disclosure

The Company seeks to provide relevant up-to-date information to its shareholders and the market in accordance with the continuous disclosure requirements of the ASX Listing Rules and Corporations Act 2001 (Cth).

The Company has a Continuous Disclosure Policy available at www.immuron.com.au/corporate-directory- and-governance/ to ensure that information considered material to the share price is lodged with the ASX as soon as practicable and within ASX Listing Rule timelines. The information disclosed will be factual and presented in a clear and balanced way.

Other relevant information, including Company reports, presentations and announcements, are subject to a structured process of internal review described in the Continuous Disclosure Policy.

Information published on the Company website includes:

●	ASX announcements

●	periodic operating and financial reports

●	presentations.

The Company releases announcements and presentation materials containing new or market sensitive material to the ASX prior to the time of the corresponding presentation to analysts, investors or a conference. Following confirmation of release of such materials by the ASX, the materials are published on the Company’s website and circulated by email to the Company’s subscribers. The Company makes announcements available to Directors promptly after receiving confirmation from the ASX that an announcement has been released to the market.

Presentation materials that do not contain new or market sensitive material are published on the website and circulated to the Company’s subscribers at the time they are made available to the relevant event.

Principle 6: Respect the rights of shareholders

The Company maintains information about itself and its governance framework at www.immuron.com.au/corporate-directory-and-governance/.

The Company informs shareholders and the market regularly via by the publication of periodic reports, public announcements and posting ASX releases on the Company website promptly after their disclosure on the ASX.

Shareholders are encouraged to attend the Annual General Meeting and any other meetings of shareholders, and to use the opportunity to ask questions and personally vote on shareholder resolutions. All resolutions at general meetings of shareholders are decided by poll. Shareholders are welcome to contact the Company at any time. Contact details are published on most ASX announcements, all periodic reports and at www.immuron.com.au/.

Corporate Governance Statement

Principle 7: Recognise and manage risk

The Board has overall responsibility for the oversight and management of risk, including determining the Company’s risk appetite and the approval of the risk management policy.

Risk management is an essential element of good corporate governance and fundamental in achieving the Company’s strategic and operational objectives.

The role of the Company’s Audit and Risk Committee includes the oversight of risk management and internal control processes. The composition and role of the Audit and Risk Committee are set out under ‘Principle 2: Structure the Board to add value’.

The Audit and Risk Committee reviews the entity’s risk management framework annually to satisfy itself that it continues to be sound, and that the entity is operating with due regard to the risk appetite set by the Board. The risk management framework was most recently reviewed by the Audit and Risk Committee during the reporting period.

A summary of material business risks faced by the Company that may have an impact on the operating and financial prospects of the Company, including economic, environmental and social sustainability risks, is included in the Directors’ Report, which is included in the Annual Report and available at www.immuron.com.au/corporate-directory-and-governance/.

The Board does not consider an internal audit function appropriate or necessary at this stage in the Company’s development. The Board reviews periodically whether circumstances have changed sufficiently to warrant an internal audit function.

Principle 8: Remunerate fairly and responsibly

The Remuneration and Nomination Committee provides recommendations to the Board on the remuneration of the Managing Director & CEO, other senior executives and Non- Executive Directors.

The composition and role of the Remuneration and Nomination Committee are set out under ‘Principle 2: Structure the Board to add value’. The Committee also reviews and approves all remuneration consultancy contracts for key management personnel remuneration and receives any remuneration recommendations.

Details of executive and non-executive remuneration, including the Company's policy on remuneration, is contained in the remuneration report which forms part of the directors' report.

Corporate Governance Statement

Non-Executive Remuneration

Non-executive directors are remunerated at a fixed fee for their time, commitment and responsibilities. Remuneration for non-executive directors is not linked to individual performance, consistent with their independence and impartiality. There are no termination or retirement benefits for non-executive directors (other than superannuation).

Executive Remuneration

Remuneration for executive directors and senior executives consists of a base salary and may include short and long term performance incentives. Long-term performance incentives may include rights, options and/or shares granted at the discretion of the Board and subject to obtaining the relevant approvals. Executives are offered a competitive remuneration package consistent with market practice which are reviewed annually to ensure continued competitiveness.

Participants in an equity-based remuneration scheme are prohibited from entering into any transaction that would have the effect of hedging or otherwise transferring the risk of any fluctuation in the value of any unvested entitlement in the Company's securities to any other person.

Consultancy Services

No current or former Director, Executive or their related party is engaged for the provision of consultancy or similar services (in addition to their role as a Director or Executive). No consultancy or similar services would be entered into with a current or former Director, Executive or their related party without appropriate independent advice or full disclosure of material terms.

End of Corporate Governance Statement

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